[Letterhead of Sonic Automotive, Inc.]

May 13, 2005
Mr. Bill Thompson United States Securities and Exchange Commission Division of Corporation Finance 450 Fifth Street, N.W. Washington, D.C. 20548

Re:	Sonic Automotive – Comment Letter dated April 5, 2005

Dear Mr. Thompson:

Sonic Automotive, Inc. is submitting the following responses to comments received from the Staff of the Division of Corporation Finance in its letter dated April 5, 2005. For your convenience, the Staff’s comments have been reproduced in bold faced type before each response in this letter.

General

1.	Where a comment below requests additional disclosure or other revisions to be made, please include the additional disclosures and revisions in your future filings.

We will address each of the Staff’s requests in future filings.

Item 6. Selected Financial Data, page 13

2.	Briefly describe, or cross-reference to a discussion of, business combinations and other factors that materially affect the comparability of the information for the periods presented. In addition, please disclose the amounts of amortization of goodwill for periods prior to adoption of SFAS 142 in footnote (3) to the table. See Instruction 2 of Item 301 of Regulation S-K.

As mentioned in Management’s Discussion and Analysis of Financial Condition and Results of Operations - Liquidity and Capital Resources, and Note Two to our Consolidated Financial Statements, Business Acquisitions and Dispositions, in our 2004 Form 10-K, business combinations are material to our reported financial information. We will ensure that Item 6 includes such discussion and cross-references in our future filings where appropriate.

Goodwill amortization expense for continuing operations prior to the adoption of SFAS 142 was $14.7 million and $15.6 million for 2000 and 2001, respectively. We will ensure that Item 6 includes such disclosures in our future filings where appropriate.

Mr. Bill Thompson

May 13, 2005

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 19

3.	Please disclose the types of expenses that you include in the cost of sales line item. Please quantify and provide an analysis of material changes in cost of products and/or expenses included in cost of sales for each of the years presented. Please provide an analysis of each of the changes in selling, general and administrative expenses you identify. For example, discuss why accounting and legal costs increased $5.9 million and other operating expenses increased $11.6 million in 2004 as compared to 2003. In addition, please discuss the results of your finance subsidiary classified in selling, general and administrative expenses for each period presented. Please refer to SEC Release No. 33-8350.

We will include a reference to the types of material expenses classified as cost of sales, expand the discussion regarding the changes in our gross margins and identify material changes in selling, general and administrative expenses in our future filings where appropriate.

As discussed in Note One to the Consolidated Financial Statements, Description of Business and Summary of Significant Accounting Policies – Reclassifications, the operating results of our finance subsidiary, Cornerstone Acceptance Corporation (“Cornerstone”), were reclassified as selling, general and administrative expenses. Cornerstone’s net operating income was $0.3 million, $1.4 million and $1.2 million in 2002, 2003 and 2004, respectively. These amounts and the related annual changes (both on a net basis and on an individual component basis) were immaterial for discussion when considered in relation to Sonic’s total selling, general and administrative expenses.

Future Liquidity Outlook, page 34

4.	Please disclose the significant covenants of your revolving and floor plan facilities and the indenture governing your senior subordinated notes. Please also disclose the effects of noncompliance with covenants and the existence of cross-default provisions contained in your debt agreements. In addition, please discuss the extent of headroom in the financial covenants of your credit facilities and the likelihood of your compliance for the foreseeable future.

The covenants in our floor plan facilities and indenture governing our senior subordinated notes are not reasonably likely to materially impact our liquidity as per Item 303 (a) (1) of Regulation S-K and Section 501 (.03) of Financial Reporting Policies. As a result of these determinations, we have not included disclosures related to our floor plan facilities and indenture governing our senior subordinated notes in discussions regarding our future liquidity outlook.

Disclosure regarding covenants and cross-default provisions in our revolving facility is included in Note Six to our Consolidated Financial Statements, Long-Term Debt, and Exhibit 99.1, Risk Factors, as it relates to the cross-default provision in our mortgage facility. Noncompliance with covenants, including a failure to make any payment when due, under our revolving facility, mortgage facility, floor plan facilities, senior subordinated notes and convertible senior subordinated notes (collectively, our “Material Debt Agreements”) could result in a default and an acceleration of our repayment obligation under our revolving facility. A default under our revolving facility would constitute a default under our mortgage facility and floor plan facilities

Mr. Bill Thompson

May 13, 2005

and could entitle these lenders to accelerate our repayment obligations under the mortgage facility and/or one or more of the floor plan facilities. A default under our revolving facility, mortgage facilities and one or more floor plan facilities would not result in a default under our senior subordinated notes or convertible senior subordinated notes unless our repayment obligations under the revolving facility, mortgage facility and/or one or more of the floor plan facilities were accelerated. An acceleration of our repayment obligation under any of our Material Debt Agreements could result in an acceleration of our repayment obligations under our other Material Debt Agreements. We expect to be in compliance with the covenants for all of our long-term debt agreements for the foreseeable future. Our financial covenant calculations for the revolving facility were as follows as of and for the year ended December 31, 2004:

	Actual	Required
Current ratio	1.23	> 1.23
Fixed charge coverage	1.59	> 1.40
Adjusted fixed charge coverage	1.32	> 1.15
Interest coverage	3.10	> 2.00
Adjusted debt to EBITDA	1.42	< 2.25

As discussed in Note Six to our Consolidated Financial Statements we will remain in compliance with the required specified current ratio if there is adequate availability on the revolving facility which will, when added to our total current assets, make the current ratio greater than or equal to 1.23.

We will ensure that our discussion regarding our future liquidity outlook incorporates this disclosure regarding our revolving facility as well as our additional disclosures regarding the effect of noncompliance, the likelihood of our compliance for the foreseeable future and financial covenant calculations in future filings where appropriate.

Mr. Bill Thompson

May 13, 2005

5.	Please include scheduled interest payments in your table of contractual obligations. Estimates of future variable rate interest payments may be included or excluded provided you include appropriate disclosure in a footnote to the table. Refer to Item 303(5) of Regulation S-K.

We will ensure that our tabular disclosure of contractual obligations as per Item 303 (5) of Regulation S-K includes interest payments and appropriate disclosure in future filings, where appropriate, as follows:

	(Amounts in thousands)
	2005	2006	2007	2008	2009	Thereafter	Total
Floor Plan Financing	$1,050,858	$—	$—	$—	$—	$—	$1,050,858
Long-Term Debt (1)	2,970	241,722	2,462	2,596	130,231	291,815	671,796
Estimated Interest Payments on Floor Plan Financings (2)	6,428	—	—	—	—	—	6,428
Estimated Interest Payments on Long-Term Debt (3)	45,152	42,814	32,813	32,638	27,973	91,992	273,382
Operating Leases	136,529	135,316	126,649	119,533	102,691	890,124	1,510,842
Construction Contracts	20,244	—	—	—	—	—	20,244
Other Purchase Obligations	6,267	4,759	3,409	284	—	—	14,719
Acquisition Purchase Commitments (4)	25,721	—	—	—	—	—	25,721

Total	$1,294,169	$424,611	$165,333	$155,051	$260,895	$1,273,931	$3,573,990

(1)	Certain amounts are redeemable at our option (see preceding discussion regarding long-term debt and credit facilities) but have been classified in this schedule according to contractual maturity.
(2)	Floor plan balances are correlated with the amount of vehicle inventory and are generally due at the time that a vehicle is sold. Estimated interest payments were calculated using the December 31, 2004 floor plan balance, the weighted average interest rate for the fourth quarter of 2004 of 3.67% and the assumption that floor plan balances at December 31, 2004 would be relieved within sixty days in connection with the sale of the associated vehicle inventory.
(3)	Estimated interest payments calculated assuming contractual maturities, no principal payments on the Revolving Facility before the contractual maturity and the interest rate in effect at December 31, 2004 (4.95%) for the Revolving Facility. Estimated interest payments do not include net interest expense from our interest rate swaps. See Management’s Discussion and Analysis of Financial Condition and Results of Operations – Results of Operations – Interest Expense, Other, Net, and Quantitative and Qualitative Disclosures About Market Risk – Interest Rate Risk, for discussion regarding our interest rate swaps.
(4)	Amount represents estimated purchase price of tangible and intangible assets net of notes payable floor plan advances.

Consolidated	Financial Statements

Consolidated Statements of Cash Flows, page F-5

6.	Please tell us the items and their amounts included in the gain/loss on disposal of assets line item for each of the years presented.

The items and amounts included in the gain/loss on disposal of assets line item as per our Consolidated Statements of Cash Flows are as follows (amounts in thousands):

	2002	2003	2004
(Gain)/Loss on Disposal of Franchises	$(3,053)	$(5,311)	$732
(Gain)/Loss on Disposal of Fixed Assets	(417)	1,853	141

Total	$(3,470)	$(3,458)	$873

Mr. Bill Thompson

May 13, 2005

We will ensure that the description for the line item in our Consolidated Statement of Cash Flows is expanded to read “(Gain)/Loss on disposal of franchises and property and equipment” in future filings where appropriate.

Notes to Consolidated Financial Statements

General

7.	We note that the ability of your subsidiaries to pay dividends or make loans to you is subject to contractual limitations under your floor plan facilities and minimum net capital requirements under manufacturer franchise agreements. Please tell us if the restricted net assets of your consolidated subsidiaries and your equity in the undistributed earnings of 50% or less owned persons accounted for by the equity method together exceed 25% of consolidated net assets as of the end of your most recently completed year. If so, please describe the restrictions on the ability of your consolidated subsidiaries to transfer funds to you in the form of cash dividends, loans or advances and disclose the amounts of such restricted net assets as of the date of the most recent balance sheet provided. See Rule 4-08(e)(3) of Regulation S-X. Please also discuss the effects of such restrictions on your liquidity in Management’s Discussion and Analysis of Financial Condition and Results of Operations.

The restricted net assets of our consolidated subsidiaries and our equity in the undistributed earnings of 50% or less owned persons accounted for by the equity method together did not exceed 25% of our consolidated net assets as of December 31, 2004. The contractual limitations under our floor plan facilities and minimum net capital requirements under manufacturer franchise agreements do not impose any material restrictions on our subsidiaries’ ability to pay dividends, make loans or otherwise transfer funds to Sonic Automotive, Inc. and consequently have not had and are not expected to have a material effect on our liquidity.

Note 1. Description of Business and Summary of Significant Accounting Policies

Principles of Consolidation, page F-6

8.	Please indicate, if so, that your subsidiaries are wholly owned. Also, describe the principles followed in determining whether to include or exclude subsidiaries in your consolidated financial statements. See Rule 3A-03 of Regulation S-X.

All of Sonic’s dealership and non-dealership subsidiaries are wholly owned and consolidated in our Consolidated Financial Statements except for one fifty-percent owned dealership subsidiary that is accounted for under the equity method in accordance with APB 18. This one dealership subsidiary is accounted for under the equity method because while we do not control the dealership, we have the ability to exercise significant influence over the dealership’s operating and finance policies. We will ensure that this disclosure is included in future filings where appropriate.

Mr. Bill Thompson

May 13, 2005

Reclassifications, page F-6

9.	You disclose that a portion of bad debt expense from Cornerstone’s finance contracts has been reclassified from cost of sales to selling, general and administrative expenses. Please tell us the portion of bad debt expense that is classified as cost of sales for each year presented and why such amounts are classified as cost of sales as opposed to selling, general and administrative expenses.

Prior to filing Sonic’s 2004 Form 10-K, portions of Cornerstone’s bad debt expense were classified as both cost of sales and selling, general and administrative expenses. As disclosed in the 2004 Form 10-K, the portion previously classified as cost of sales was reclassified to selling, general and administrative expenses. As a result of this reclassification, all of Cornerstone’s bad debt expense is now classified as selling, general and administrative expenses. We will ensure that this disclosure is clarified in future filings where appropriate.

Revenue Recognition, page F-6

10.	Please disclose the information required by Rule 12-09 of Regulation S-X with respect to your allowances for doubtful accounts receivable and commission chargebacks either in the notes to your financial statements or in Schedule II as required by Rule 5-04(a)(2) of Regulation S-X. If you file Schedule II, please include an opinion from your independent accountants covering the schedule.

As of December 31, 2003 and 2004, the amounts recorded as allowances for doubtful accounts receivable were $0.5 million and $0.3 million, respectively. Since these amounts were considered to be immaterial for separate presentation on the 2003 and 2004 Consolidated Balance Sheets, these amounts were also considered to be immaterial for presentation in Schedule II pursuant to Rule 5-04(a)(2) of Regulation S-X. However, Cornerstone’s allowances for credit losses on notes receivable were disclosed in Note One, Description of Business and Summary of Significant Accounting Policies – Concentrations of Credit Risk, to our Consolidated Financial Statements. We believe that our non-Cornerstone allowances are immaterial for disclosure in the Notes to the Consolidated Financial Statements.

As of December 31, 2003 and 2004, the amounts recorded as allowances for commission chargeback reserves were $13.5 million and $17.8 million, respectively. Since these amounts were considered to be immaterial for separate presentation on the 2003 and 2004 Consolidated Balance Sheets, these amounts were also considered to be immaterial for presentation in Schedule II as required by Rule 5-04(a)(2) of Regulation S-X. However, our commission chargeback reserves as of December 31, 2004 were disclosed and discussed in Management’s Discussion and Analysis of Financial Condition and Results of Operations – Use of Estimates and Critical Accounting Policies. We will ensure that the disclosure of our commission chargeback reserves is included in the Notes to our Consolidated Financial Statements in future filings where appropriate.

Mr. Bill Thompson

May 13, 2005

Property and Equipment, page F-8

11.	Please disclose the facts and circumstances leading to the impairment charges included in continuing and discontinued operations for each year presented and the caption in your income statement that includes impairment charges classified in continuing operations. Please refer to paragraph 26 of SFAS 144. Tell us whether the impairment charges include impairment expense related to franchise agreements disclosed in Note 5. We note that you separately disclosed impairment of franchise agreements in your statements of cash flows. Please tell us how you classified impairment charges on other long-lived assets in your statements of cash flows.

The 2004 property and equipment impairment charges in continuing operations relate to the abandonment of construction projects and the abandonment and disposal of dealership equipment. The construction projects costs were comprised of architectural, survey, legal, permits, capitalized interest and other costs necessary to prepare a site for construction (collectively, “Site Costs”). These impairment charges were recorded when we made the decision to abandon the construction projects. The dealership equipment was comprised of storage fixtures, service equipment and vehicles in connection with a decrease in the scale of our wholesale parts operation in Houston. These impairment charges were recorded when we made the decision to downsize these operations. The impairment charge of $0.8 million was included in selling, general and administrative expenses in our 2004 Consolidated Statement of Income.

The 2004 property and equipment impairment charges in discontinued operations relate to the abandonment of construction project Site Costs for franchises classified as assets held for sale and the write-down of leasehold improvements at franchises that were classified as held for sale. The construction projects were abandoned once the decision was made to sell the related franchises. The impairment charge for leasehold improvements relates to the difference between the discounted cash flows of sublease receipts for property where the leasehold improvements reside and the carrying value of the leasehold improvements. An impairment charge for the leasehold improvements was recorded when it was determined that we would not recover the carrying value of the leasehold improvements when considering our lease costs net of our sublease receipts.

The 2003 fixed asset impairment charges in continuing operations relate to losses incurred on leasehold improvements and dealership equipment abandoned in connection with relocating several dealerships. We estimated that the dealerships associated with these to be vacated properties would not produce cash flows sufficient to recover the leasehold improvements and dealership assets. The impairment charge of $0.6 million was included in selling general and administrative expenses in our 2003 Consolidated Statement of Income.

The 2003 fixed asset impairment charge in discontinued operations relates to the estimated loss on the disposal of property formerly used for dealership operations. This estimate was determined by using the results of a real estate appraisal.

The impairment charges related to these items were included in the (Gain)/Loss on Disposal of Assets line in the Consolidated Statements of Cash Flows for 2003. In 2004, $0.9 million of the impairment charge was included in (Gain)/Loss on Disposal of Assets and the remaining balance ($2.3 million) was improperly included in Proceeds from Sales of Property and Equipment. Further, we consider this $2.3 million to be both quantitatively (when compared to the $209.8 million and $200.0 million in net cash provided by operating activities and net cash used in

Mr. Bill Thompson

May 13, 2005

investing activities, respectively) and qualitatively immaterial under Staff Accounting Bulletin Topic 1M. We will ensure that the reclassification of the $2.3 million to (Gain)/Loss on Disposal of Assets is included in future filings where appropriate.

These property and equipment impairment charges do not include impairment expense related to franchise agreements disclosed in Note 5, Intangible Assets and Goodwill.

We will ensure that disclosures consistent with paragraph 26 of SFAS 144 are included in our future filings where appropriate.

Goodwill, page F-9

12.	Please tell us how you allocate goodwill of divisions to dealerships and franchises classified as assets held for sale. Please refer to paragraph 30 of SFAS 142.

Our geographic divisions are our reporting units as per paragraphs 30 and 31 of SFAS 142. In the typical sale of a franchise, a negotiated amount of “Blue Sky” is agreed upon and paid as part of the purchase price. This “Blue Sky” represents the purchase price over and above the fair value of tangible assets purchased and liabilities assumed by the buyer (i.e. the value of the goodwill and franchise rights associated with that dealership). The “Blue Sky” expected to be received upon the sale of each franchise classified as held for sale is either estimated by our management based on recent sales activity of similar franchises and current negotiations with potential buyers or known by management based on signed contracts. For purposes of allocating goodwill to the entity, the amount of “Blue Sky” is reduced by the carrying value of any franchise agreements in order to arrive at the goodwill that is expected to be received for the entity. The ratio of the resulting goodwill of the entity (calculated using this methodology) to the total estimated goodwill of the division (as determined in connection with our most recent periodic goodwill impairment test) is multiplied by the division’s recorded goodwill balance to arrive at the amount of goodwill allocated to the franchise classified as held for sale.

Standard practice in the retail automotive industry is to buy and sell all dealership tangible assets (with the exception of real estate) at carrying value. As a result of this practice, the book value (which approximates fair value) of our tangible dealership assets (which do not vary substantially (on a relative basis) amongst our portfolio of franchises due to the general nature of dealership operations and the fact that we lease substantially all of our dealership facilities) have not been incorporated into our goodwill allocation. If these tangible dealership assets were used in our allocation process, we believe that both the numerator and denominator would be “grossed-up” in a way that would not materially impact our ratio of the goodwill of the entity to the division.

Advertising, page F-12

13.	Please disclose the amount of earned manufacturer credits that are reimbursements for specific, identifiable and incremental costs credited against advertising costs for each of the years presented. Consider discussing the variability of earned manufacturer credits in your discussion of advertising expense in Management’s Discussion and Analysis of Financial Condition and Results of Operations.

We classify manufacturer credits as an offset to advertising costs when these credits are reimbursements for specific, identifiable and incremental costs under EITF 02-16. Manufacturer

Mr. Bill Thompson

May 13, 2005

credits classified as an offset to advertising costs were $11.9 million, $16.6 million and $17.3 million in 2002, 2003 and 2004, respectively. Because these manufacturer credits (and the related variability) are immaterial to our selling, general and administrative expenses ($763.8 million, $843.6 million and $898.2 million in 2002, 2003 and 2004, respectively) and EITF 02-16 does not require this disclosure, we have not disclosed the amounts of these credits in the Notes to our Consolidated Financial Statements.

As discussed in our 2004 Form 10-K, we believe that the primary cause of the change in our advertising expenses was the implementation of our centralized advertising process. Based on the change in the above manufacturer credit amounts and the above mentioned significant influence of our allocation process, we have not discussed these amounts within Management’s Discussion and Analysis of Financial Condition and Results of Operations – Results of Operations. We will consider discussing the variability of these amounts if they are material in future filings.

Note 2. Business Acquisitions and Dispositions, page F-14

14.	Please tell us and disclose the factors you consider in reaching your determination that the operations and cash flows of franchises reported in discontinued operations have been or will be eliminated from your on-going operations as a result of the dispositions. In doing so, please specifically discuss the likelihood of the migration of customers of the franchises sold and held for sale to similar franchises that you own in the same geographic markets.

We have determined that the operations and cash flows of franchises reported in discontinued operations have been or will be eliminated from our on-going operations as a result of dispositions pursuant to paragraph 42 of SFAS 144. Further, we have determined that we do not have any continuation of activities or migration of customers as those terms are defined in EITF 03-13 when we identify a franchise for classification as discontinued operations. When we enter into an agreement to sell a franchise, we typically sell all of the franchise’s operating assets (inventory, fixed assets, franchise rights, etc.). We do not retain any interest in the ongoing franchise or dealership operations. Legally, the right to operate the sold franchise is transferred from us to the buyer by the manufacturer. When we sell a franchise, we are making a decision to exit a specific brand in a particular market. We generally do not have multiple dealerships selling the same brands in the same markets. We do not have any ongoing revenue-producing or cost-generating activity through active involvement with the disposed component.

We considered the issue of customers of the disposed franchise migrating to similar franchises that we own in the same market. We believe to make the argument that customers will migrate to other similar franchises you have to first conclude that our customers see no differentiation between the various automotive choices available to them. For instance, a customer who desires to purchase a Ford F-150 pickup truck would see no difference between their desired vehicle and a similar vehicle manufactured by a host of other domestic and foreign manufacturers. We do not believe this is a valid conclusion given our experience with customers when we do not have the exact model they desire currently in stock. Our experience shows that the customer will either: 1) place an order for the vehicle they desire and wait for it to be delivered; 2) buy another vehicle of the same brand that has close to the same specifications they originally desired; or 3) go to a competitor selling the same brand who does have their desired vehicle in stock. We find it very rare that a customer who has decided to purchase one specific brand of vehicle would subsequently choose a competing brand simply because their first choice was not available at a particular dealership.

Mr. Bill Thompson

May 13, 2005

This experience is apparent not only in vehicle sales but also the servicing of those vehicles. One of the marketing strengths of a franchised automotive dealership is the fact that we offer the services of technicians who are factory-trained to diagnose and repair a specific brand of vehicle. While a customer may choose to have their vehicle serviced at an independent repair store, we have found it very rare that a customer will choose to have a specific branded vehicle serviced at a franchised automotive dealership offering a different brand of vehicle.

In addition, we have decided not to advertise either the Sonic Automotive name or a standard “platform” name for dealerships in a particular market. We believe that this makes it even more unlikely that customers will migrate to another Sonic dealership even if customers make the decision to change from their preferred automotive brand.

In contrast, when we relocate a particular dealership within a geographic market in order to improve the facility or the location, we do not account for the operations of the old facility as discontinued operations because we believe our customers will migrate to the new location. This further illustrates the brand and customer loyalty we believe is inherent in the franchised automotive dealership business model. This is in contrast to other retail automotive consolidators who may have chosen to either brand their company or platform name across multiple dealerships.

We believe this conclusion is also valid given the significant amount of money expended by the various vehicle manufactures to promote and protect their individual brands. In an effort to build brand loyalty among their customer base, the manufacturers have gone to great lengths to identify the differences between their product offerings and those of both competing manufacturers and other brands that they may offer (i.e., GM differentiates not only between GM and Ford but also between Chevrolet, Pontiac and Cadillac).

This highlights the difference between our specialty retailing business model versus that of a typical retailer. We do not believe our customers view our products and services as commodities that are interchangeable at any franchised automotive dealership. Based on this experience and the fact that we typically exit a market for a specific brand when we dispose of a particular franchise, we have concluded that it is highly unlikely that customers of our disposed franchise would migrate to other Sonic owned dealerships in the market offering competing brands. We believe the operations and cash flows of those disposed franchises are eliminated from our on-going operations and, thus, are appropriately classified as discontinued operations.

15.	Please disclose the carrying amounts of the major classes of assets and liabilities of franchises classified as held for sale for each year presented either on the face of your consolidated balance sheets or in the notes to your financial statements. See paragraphs 46 and 47(a) of SFAS 144. Please tell us whether you recognized a loss for any initial write-down to fair value less cost to sell of the franchises held for sale. If so, please disclose the amount of the loss recognized as required by paragraph 47(b) of SFAS 144. Please tell us why the other assets and liabilities of dealerships approved for sale are not presented separately in your consolidated balance sheets in accordance with paragraph 46 of SFAS 144.

Sales of franchises are typically structured as asset sales rather than stock sales. In the typical transaction, we will sell all vehicle and parts inventory, notes payable – floorplan, property, equipment and franchise rights. We will also allocate goodwill to the sold component. While we currently disclose the major classes of items classified as held for sale in Note Two, Business Acquisitions

Mr. Bill Thompson

May 13, 2005

and Dispositions, we do not disclose the carrying amount of each individual class (we disclose it in total). We will ensure that a disclosure that details the carrying amounts of major classes of assets and liabilities of franchises classified as held for sale is included in future filings where appropriate.

We currently only include long-lived assets that are part of a disposal group in the “assets held for sale” caption in the current assets portion of our balance sheet. The only other assets or liabilities that are typically part of a disposal group that are not separately disclosed on the face of the balance sheet are inventory and floor plan liabilities. Historically, we have not included these in the held for sale category because they were already current assets/liabilities and these amounts turn relatively quickly. We will ensure that inventory and the notes payable – floor plan for franchises in our disposal group are appropriately classified as held for sale in the separate asset and liabilities sections on our Consolidated Balance Sheet in future filings where appropriate.

We have recognized a loss for an initial write-down to fair value less cost to sell which is included in our total pretax loss from operations and the sale of discontinued franchises. These losses have been disclosed in Note Five to our Consolidated Financial Statements, Intangible Assets and Goodwill.

Note 4. Property and Equipment, page F-16

16.	Please disclose depreciation expense for each period presented as required by paragraph 5 of APB 12. You may do so in the statements of cash flows to the extent you separately state amortization expense.

We currently combine the amortization of certain intangible assets with depreciation and amortization related to property and equipment in our Consolidated Statements of Cash Flows. Depreciation and amortization related to property and equipment was $9.0 million, $11.8 million and $17.1 million in 2002, 2003 and 2004, respectively. We will ensure that the description of the first adjustment line in our Consolidated Statements of Cash Flows is changed to read “Depreciation and Amortization of Property and Equipment” and a new adjustment line called “Other Amortization” is added in future filings where appropriate.

17.	Please tell us how you determined the carrying amount of real estate and construction costs on facilities that are or were expected to be completed and sold in sale-leaseback transactions within one year and whether you recognized a loss for any write-down to fair value less cost to sell. Please explain to us why you meet each of the criteria in paragraph 30 of SFAS 144 for both facilities completed and facilities not completed. In doing so, please explain why it is probable that each of the criteria in paragraph 30, other than the one-year requirement in paragraph 30(d), not met at the acquisition date will be met within a short period following acquisition.

We classified real estate and construction costs on facilities that are expected to be sold in sale-leaseback transactions within one year as current assets based on our routine experience of selling these assets in sale-leaseback transactions and our belief that these assets are current assets as per ARB 43, Chapter 3, Section A, paragraph 4. The carrying amount of these current assets that we intend to sell is the lower of cost or fair value (transaction costs are minimal). Since we have chosen to deploy our capital to acquire new dealership franchises, we typically do not own the

Mr. Bill Thompson

May 13, 2005

facilities or the underlying land of the dealerships we operate. Accordingly, when we construct a dealership property our intention is to ultimately enter into a sale-leaseback transaction with one of our third-party financing sources. During the construction phase of each project we market the project to several of our third-party financing sources so that once construction is complete, the sale-leaseback occurs shortly thereafter (generally within thirty days of completion). Impairment charges on these facilities have been associated with the abandonment of construction projects and are not associated with the ability to recover costs because a sale-leaseback source disputes an element of the project’s cost. The impairment charges related specifically to these abandoned projects held for sale were $1.6 million in 2004 and zero in 2002 and 2003. We have not experienced significant losses as a result of completing sale-leaseback transactions because the projects are sold shortly after completion and our sale-leaseback financing partners agree to pay us all of our costs associated with each project.

Once we made the determination that these assets are current, we decided to classify these current assets as “assets held for sale” based on the intended method of disposal. Although these assets do not meet the strict definition of assets held for sale under SFAS 144, we believe that we provided appropriate transparency when considering the disclosure of both the nature and amount of these assets to be sold in Note Four to our Consolidated Financial Statements, Property and Equipment.

We will continue to disclose both the nature and the amount of these assets in the Notes to our Consolidated Financial Statements. We will also ensure that these assets are classified as other current assets or (when appropriate under Rule 5-02(8) of Regulation S-X) under a separate presentation within current assets on our Consolidated Balance Sheet in future filings where appropriate.

18.	Please tell us how you account for gains and losses on the sale-leaseback of dealership equipment. Please confirm to us that your sale-leaseback transactions do not contain any residual value guarantees and purchase options at other than fair value.

Our sale-leaseback transactions for dealership equipment are typically closed at the time the equipment is purchased or shortly thereafter. This equipment is sold to a third party at net book value. As a result, we generally do not have gains or losses on the sale-leaseback of equipment. These sale-leaseback transactions do not contain any residual value guarantees or purchase options at other than fair value.

Note 6. Long-Term Debt

19.	Please describe the covenants that could restrict or prohibit the payment of dividends contained in your debt agreements and the amount of retained earnings or net income restricted or free of restriction as required by Rule 4-08(e)(1) of Regulation S-X.

The indenture governing our 8.625% senior subordinated notes limits our ability to pay quarterly cash dividends on Sonic Automotive, Inc.’s Class A and B common stock in excess of $0.10 per share. We may only pay quarterly cash dividends on Sonic Automotive, Inc.’s Class A and B common stock in excess of this amount if we comply with Section 1009 of the indenture governing these notes, which was filed as Exhibit 4.4 to our Registration Statement on Form S-4 (Reg. No. 333-109426). The indenture governing our convertible senior subordinated notes does not limit our ability to pay cash dividends. Our revolving facility permits cash dividends so long

Mr. Bill Thompson

May 13, 2005

as no event of default or unmatured default (as defined in the revolving facility) has occurred and is continuing and provided that, after giving effect to the payment of a dividend, we remain in compliance with the other terms and conditions of the credit agreement. We will ensure that this disclosure is included in our future filings where appropriate.

Note 11. Commitments and Contingencies, page F-28

20.	You disclose that your facility lease agreements do not contain provisions for contingent rent. However, in Management’s Discussion and Analysis of Financial Condition and Results of Operations you disclose that lease payments vary based on interest rates. Increases or decreases in lease payments that result from changes in the interest rates subsequent to the inception of a lease are contingent rentals as defined in SFAS 29. Please tell us how you determined the amounts of future minimum lease payments and clarify your disclosure. Please disclose the amounts of rent expense related to contingent rentals for each period presented as required by paragraph 16(c) of SFAS 13.

The rent under certain of our facility lease agreements fluctuates based on interest rates. In determining the amount of future minimum lease payments we have used the interest rate that was in effect at the inception of the lease. We will ensure that Notes to our Consolidated Financial Statements are modified to reflect a discussion of contingent rentals, the determination of future minimum lease payments and the amounts of contingent rentals in our future filings where appropriate.

Note 12. Summary of Selected Financial Data (Unaudited), page F-30

21.	Please disclose the effect of adopting EITF 04-08 on diluted earnings per share for each quarterly period where the amounts differ from amounts previously reported. Please also describe the effect of discontinued operations recognized in each quarter. See paragraphs (a)(2) and (a)(3) on Item 302 of Regulation S-K.

The effect of EITF 04-08 on diluted earnings per share was as follows for 2003 and 2004:

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
2003	$0.01	$0.00	$0.00	$0.01
2004	$0.00	$0.00	$0.00	$0.00

We will ensure that our supplementary financial information includes such disclosure regarding recently adopted accounting pronouncements in our future filings where appropriate.

In Note Two to the Consolidated Financial Statements, Business Acquisitions and Dispositions, in our Form 10-K and 10-Q reports we disclose both the number of franchises sold during the period and the amount of franchises approved for sale as of the latest balance sheet date. Excluding the impact of franchises sold during a period, our changes to the group of franchises classified as discontinued operations typically increase the amount of franchises classified as discontinued operations. Consequently, the effect of adding franchises to the discontinued operations group is to decrease the amount of revenues and gross profit from amounts previously reported. We will ensure that our supplementary financial information includes a cross-reference to Note Two and such disclosure regarding the effect of discontinued operations in our future filings where appropriate.

Mr. Bill Thompson

May 13, 2005

In connection with submitting these responses, the Company acknowledges the following:

•	It is responsible for the adequacy and accuracy of the disclosure in the Company’s filings;

•	Staff comments or changes to disclosure in responses to Staff comments do not foreclose the Commission from taking any action with respect to the Company’s filings; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please feel free to call Tom O’Donnell at Moore & Van Allen PLLC with any questions at (704) 331-3542.

Yours truly,

SONIC AUTOMOTIVE, INC.

/s/ Stephen K. Coss
Stephen K. Coss Senior Vice President, General Counsel and Secretary

cc:	E. Lee Wyatt, Jr.
Greg D. Young
Thomas H. O’Donnell, Jr.